Exhibit 21

GENSYM CORPORATION

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Gensym International Corporation	Delaware

Gensym Securities Corporation	Massachusetts

Gensym B.V.	The Netherlands

Gensym S.A.	France

Gensym Ltd.	United Kingdom

Gensym Srl.	Italy

Gensym MENA	Tunisia

Gensym Japan Corporation	Japan